Exhibit 99.1

RIO ALTO REPORTS FATAL ACCIDENT AT LA ARENA

For Immediate Release	April 9, 2013

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) regrets to announce that an employee of a Peruvian civil contractor was fatally injured today while excavating a trench at the Company’s operations. As a result of the incident, operations at La Arena have been suspended. Management of the Company is working closely with Peruvian authorities to determine the cause of the incident.

“Our sincere condolences go out to the family of the contractor and the community during this difficult time,” commented Alex Black, President and CEO.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+51 1 625 9900	Phone:	+1 604 628 1401
		Fax:	+1 866 393 4493
Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web:	www.rioaltomining.com